Exhibit 12



     PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                         TOTAL ENTERPRISE

         Computation of Ratio of Earnings to Fixed Charges


                                                     Millions of Dollars
                                               ------------------------------
                                               Nine Months Ended September 30
                                               1994                      1993
                                               ------------------------------
                                                         (Unaudited)
Earnings Available for Fixed Charges:

  Income before income taxes and subsidiary
    stock transaction                          $603                       529

  Equity in undistributed earnings of
    less-than-fifty-percent-owned companies      (2)                        5

  Fixed charges, excluding capitalized
    interest and the portion of the
    preferred dividend requirements of a
    subsidiary not deducted from pretax
    income*                                     249                       272
                                               ------------------------------
                                               $850                       806
                                               ==============================

Fixed Charges:

  Interest and expense on indebtedness,
    excluding capitalized interest             $199                       213

  Capitalized interest                           10                         6

  Preferred dividend requirements of
    a subsidiary                                 48                        55

  One-third of rental expense, net of
    subleasing income, for operating leases      19                        26
                                               ------------------------------
                                               $276                       300
                                               ==============================

Ratio of Earnings to Fixed Charges             3.08                      2.69


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*Includes amortization of capitalized interest totaling approximately
 $7 million in 1994 and $9 million in 1993.

Earnings available for fixed charges include, if any, the company's equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.